TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114

Date:	October 1, 2018

To:	Securities and Exchange Commission
Washington, D.C. 20549

Subject:	Response to comment letter dated September 28, 2018
to Mr. Jeffrey Mackay, President, TEO Foods Inc.

Reference:	TEO Foods Inc.
Registration Statement on Form S-1 submitted August 13, 2018, as amended September 19, 2018
File No. 333-226801

Ladies and Gentlemen:
TEO Foods Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 2 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-226801), hereby responds to the Staff's comments raised in the Staff's comment letter dated September 28, 2018 directed to such Registration Statement as initially filed August 13, 2018.  For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

BEGINNING OF RESPONSES

Prospectus Cover Page, page 1

1.
We note your revised disclosure in response to prior comment 1 states that the selling shareholders "may sell their shares" at $0.20 per share.  Please revise to clarify that the selling shareholders "will sell" their shares at $0.20 per share until such time as your common stock is listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB.  In addition, we note the first paragraph of your prospectus cover page and the Plan of Distribution continue to suggest that the selling stockholders may currently sell shares in the open market (at the prevailing market price) or in negotiated transactions. Please revise your disclosure accordingly.

RESPONSE
The Company has revised the disclosure as requested.

Product Overview, page 11

2.	Please clarify, if true, that the "current 200-Kilowatt system" you refer to in this section is the pasteurization/sterilization processes you license from Teo Inc..

RESPONSE
The Company has revised the disclosure as requested.

Directors and Executive Officers, page 19

3.
Please revise the biographical sketches for your executive officers and directors to disclose each person's principal occupation and employment during the most recent five years, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment were carried on.  In this regard, we note that the dates for Mr. O'Keefe's employment with Teo Inc. and Fram Exploration, the dates for Mr. Husain's employment with Teo Inc. and CedarLane Natural Foods and the name of the MLP energy fund actively managed by Mr. O'Keefe are not disclosed.  Please also revise Mr. Mackay's biographical sketch to disclose his employment with Rowe Mullen LLP.  See Item 401(e) of Regulation S-K.

RESPONSE
The Company has revised the disclosure as requested.

Additional revisions
We have corrected mistype identifying two CEO's of TEO Inc. Jeffrey Mackay is the only CEO of TEO Inc. John O'Keefe is the CFO of TEO Inc.
We have corrected mistype relating to the annual revenue of an Emerging Growth Company to read $1.07 billion.

END OF RESPONSES

Should you have any questions or comments with respect to the foregoing, please contact me anytime at 619-758-1973.

Very truly yours,

By:  /s/ Jeffrey Mackay
Jeffrey Mackay
President, Teo Foods Inc.